dotSport LLC

Statement of Members' Deficit
Year Ended December 31, 2016
Unaudited

	Capital	Retained Earnings	Total
Opening Balance December 31, 2015	$ 603,165.00	$ (1,321,736.57)	$ (718,571.57)
Net Income for 2016		71,555.01	71,555.01
Additional Paid-in-Capital	500,000.00		500,000.00
Balance December 31, 2016	$ 1,103,165.00	$ (1,250,181.56)	$ (147,016.56)

dotSport LLC
Statement of Members' Deficit
As of December 31, 2015
Unaudited

	Paid in Capital	Retained Earnings	Total
Opening Balance December 31, 2014	$ 603,165.00	$ (1,286,095.22)	$ (682,930.22)
Net Loss for 2015		(35,641.35)	(35,641.35)
Balance December 31, 2015	$ 603,165.00	$ (1,321,736.57)	$ (718,571.57)

dotSport LLC

Statement of Members' Deficit

As of December 31, 2014

Unaudited

	Paid in Capital	Retained Earnings	Total
Opening Balance December 31, 2013	$ 603,165.00	$ (1,241,930.37)	$ (638,765.37)
Net Loss for 2014		(44,164.85)	(44,164.85)
Balance December 31, 2014	$ 603,165.00	$ (1,286,095.22)	$ (682,930.22)